FILED BY OMEGA HEALTHCARE INVESTORS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED UNDER RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FILING BY: OMEGA HEALTHCARE INVESTORS, INC. (“OMEGA”)

SUBJECT COMPANY: AVIV REIT, INC. (“AVIV”)

SEC FILE NO. OF AVIV: 001-35841

PRESS RELEASE – FOR IMMEDIATE RELEASE

OMEGA ANNOUNCES SPECIAL MEETING DATE

HUNT VALLEY, MARYLAND – February 2, 2015 – Omega Healthcare Investors, Inc. (NYSE:OHI) announced today that its Board of Directors set the date of Omega’s special meeting of stockholders to consider and vote on, among other things, the issuance of shares of Omega common stock in connection with Omega’s proposed acquisition of Aviv REIT, Inc. (NYSE:AVIV).

The special meeting will be held on Friday, March 27, 2015, at 10:00 a.m. Eastern time. Omega stockholders of record as of the close of business on February 12, 2015 will be entitled to receive notice of and to participate at the special meeting.

Additional information about the special meeting is included in the preliminary joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2015, and the definitive joint proxy statement/prospectus which is expected to be mailed to stockholders of record after the related registration statement is declared effective by the SEC.

As previously announced on October 31, 2014, Omega and Aviv have entered into a definitive agreement under which Omega will acquire all of the outstanding shares of Aviv in a stock-for-stock merger. Under the terms of the agreement, Aviv stockholders will receive a fixed exchange ratio of 0.90 Omega shares for each share of Aviv common stock they own.

Completion of the transaction is subject to satisfaction of customary closing conditions, including the approval of stockholders of both companies. The transaction is currently expected to close in the first half of 2015.
200 International Circle Suite 3500 Hunt Valley, MD 21030 Phone: 410-427-1700 Fax: 410-427-8800
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Omega is a real estate investment trust investing in and providing financing to the long-term care industry. As of September 30, 2014, Omega’s portfolio of investments consisted of 562 operating healthcare facilities located in 37 states and operated by 50 third-party healthcare operating companies. As of September 30, 2014, Omega’s portfolio of investments included 477 skilled nursing facilities, 19 assisted living facilities and 11 specialty facilities, and fixed rate mortgages on 53 skilled nursing facilities and 2 assisted living facilities.

FOR FURTHER INFORMATION, CONTACT
Bob Stephenson, CFO at (410) 427-1700
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Forward-Looking Statements

This announcement includes forward-looking statements. Actual results may differ materially from those reflected in such forward-looking statements as a result of a variety of factors, including, among other things: (i) the ability of the parties to successfully file the definitive joint proxy statement/prospectus with the SEC; (ii) the ability of the parties to close the proposed transaction; (iii) risks relating to the integration of Aviv’s operations and employees into Omega and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; (iv) the outcome of any legal proceedings related to the proposed transaction; (v) uncertainties relating to the business operations of the operators of Omega’s properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (vi) regulatory and other changes in the healthcare sector, including without limitation, changes in Medicare reimbursement; (vii) changes in the financial position of Omega’s operators; (ix) the ability of operators in bankruptcy to reject unexpired lease obligations, modify the terms of Omega’s mortgages, and impede the ability of Omega to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor's obligations; (x) the availability and cost of capital; (xi) competition in the financing of healthcare facilities; (xii) Omega’s ability to maintain its status as a real estate investment trust; and (xiii) other factors identified in Omega’s filings with the SEC. Statements regarding future events and developments and Omega’s future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements.

Important Additional Information

In connection with the proposed acquisition of Aviv, on January 5, 2015, Omega filed a registration statement on Form S-4 with the SEC, which includes the preliminary joint proxy statement of Omega and Aviv and which also constitutes a preliminary prospectus of Omega. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of Omega and Aviv after the registration statement is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other documents filed by Omega and Aviv, at the SEC's website (www.sec.gov). Those documents, as well as Omega’s other public filings with the SEC, may be obtained without charge at Omega’s website at www.omegahealthcare.com. In addition, copies of the definitive proxy statement/prospectus, as well as Aviv’s other public filings with the SEC, may be obtained without charge at Aviv’s website at www.avivreit.com.

Omega, Aviv, their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Omega’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by Omega on April 29, 2014, and information regarding Aviv’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by Aviv on April 15, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.